Exhibit 17.1

Lori A. Kunkel, MD
[Address 1]
[Address 2]
[Phone]
[email]

19 September, 2022

Jim Dentzer
128 Spring Street
Building C-Suite 500
Lexington MA 02421

Dear Jim,

This letter represents my official notice or resignation from my board position with
Curis, Inc which is to be made final on the 30 day of September 2022.

I regretfully announce this decision due to fundamental difference in beliefs on company operations.

It has always been a pleasure to be alongside the individuals at this organization and I will always appreciate the experience and knowledge I gained during my time here.

Please let me know of any help that I could be in the future to help in this transition.

Sincerely,

/s/ Lori A. Kunkel, MD

Lori A. Kunkel, MD

CC Martyn D. Greenacre, Chairman of the Board